UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATEISSUER

PURSUANT TO RULE13a-16 OR 15d-16

UNDER THESECURITIES EXCHANGEACT OF 1934

For the month of: December 2024

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.
(Translation of registrant's name into English)

55 University Ave., Suite 1003

Toronto, OntarioM5J2H7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum BioPharma Ltd. (Registrant)

Date: December 20, 2024	By:	/s/ Donal Carroll
Donal Carroll, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press Release

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